Exhibit 21

NEXTGEN HEALTHCARE, INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
NextGen Healthcare Information Systems, LLC	California
NXGN Management LLC (f/k/a QSI Management LLC)	California
NextGen Cares Foundation, Inc.	California
NextGen RCM Services, LLC	Missouri
TSI Healthcare, LLC	Delaware
NextGen Healthcare India Pvt. Ltd.	India
NextGen Interoperability Solutions Limited (f/k/a Mirth Ltd)	United Kingdom